# SEC Schedule 13D/A (Amendment No. 22) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MORGAN STANLEY, CIK 0000895421
CUSIP: 617446448
Title of class of securities: Common Stock, par value $0.01 per Share
Address of issuer's principal executive offices: 1585 Broadway, New York, New York (NY), 10036
Date of event which requires filing of this statement: 04/13/2026
Filed by CIK 0000067088
Persons authorized to receive notices and communications: Satoshi Honda, Mitsubishi UFJ Financial Group, Inc., 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan (M0), 100-8330, 81-3-3240-8111

## Reporting persons
- MITSUBISHI UFJ FINANCIAL GROUP, INC. (CIK 0000067088): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); sole voting power 23.95; shared voting power 0; sole dispositive power 23.95; shared dispositive power 0; aggregate amount beneficially owned 380,307,520 (23.95% of the class)
  Comment: Rows (7), (9), (11) and (13): Includes 3,222,353 shares of common stock of Morgan Stanley that certain affiliates of the reporting person held solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts as of March 31, 2026. Such shares represent approximately 0.20% of the 23.95% reported in row 13 above. The reporting person disclaims beneficial ownership of such shares, and the inclusion of such shares in this statement shall not be construed as an admission that the reporting person is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per Share
Name of issuer: MORGAN STANLEY
Address of issuer's principal executive offices: 1585 Broadway, New York, New York (NY), 10036
Comment: This statement (this "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008, as amended by the first amendment thereto, filed on October 30, 2008, the second amendment thereto, filed on May 22, 2009, the third amendment thereto, filed on June 11, 2009, the fourth amendment thereto, filed on April 1, 2010, the fifth amendment thereto, filed on May 3, 2010, the sixth amendment thereto, filed on November 9, 2010, the seventh amendment thereto, filed on April 25, 2011, the eighth amendment thereto, filed on July 1, 2011, the ninth amendment thereto, filed on October 4, 2013, the tenth amendment thereto, filed on April 7, 2016, the eleventh amendment thereto, filed on November 28, 2017, the twelfth amendment thereto, filed on March 5, 2018, the thirteenth amendment filed on April 18, 2018, the fourteenth amendment filed on October 4, 2018, the fifteenth amendment filed on September 20, 2019, the sixteenth amendment filed on October 28, 2020, the seventeenth amendment filed on December 11, 2020, the eighteenth amendment filed on April 13, 2021, the nineteenth amendment filed on August 8, 2022, the twentieth amendment filed on October 16, 2023, and the twenty-first amendment filed on November 4, 2025 (the "Schedule 13D"), by Mitsubishi UFJ Financial Group, Inc. ("MUFG"), a joint stock company incorporated in Japan, with respect to shares of common stock (the "Common Stock") of Morgan Stanley, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) is restated as follows:

The address of the principal business and principal office of MUFG is 4-5 Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8330, Japan.
Present principal occupation or employment:
Item 2(c) is amended and restated as follows:

MUFG is a bank holding company and joint stock company (kabushiki kaisha), and is one of the world's leading financial groups. MUFG's services include commercial banking, trust banking, securities, credit cards, consumer finance, asset management and leasing. The name, business address, present principal occupation or employment, name and principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of MUFG are set forth on Annex A hereto.
Criminal convictions in the last five years:
Item 2(d) is restated as follows:

During the last five years, neither MUFG nor any of its directors nor executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is restated as follows:

During the last five years, neither MUFG nor any of its directors nor executive officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is amended and restated as follows:

MUFG is incorporated in Japan under the Commercial Code of Japan. The citizenships of each of the directors and executive officers of MUFG are set forth on Annex A hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The last paragraph of Item 3 of the Schedule 13D is amended and restated as follows:

In addition to the 377,085,167 shares of Common Stock held by MUFG directly, as of March 31, 2026, certain affiliates of MUFG held in the aggregate 3,222,353 shares of Common Stock (the "Managed Shares") solely in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 13, 2026, MUFG and the Company entered into the Eighth Amendment to the Investor Agreement (the "Eighth Amendment to Investor Agreement") to amend the standstill and preemptive right provisions in the Amended Investor Agreement previously disclosed in the Schedule 13D.

The Amended Investor Agreement provided that the standstill provisions will terminate, unless extended, upon the earlier of (a) April 13, 2026 or (b) the date on which MUFG's Economic Interest Percentage is less than 10%. The Eighth Amendment to Investor Agreement extended this period so that the standstill provisions will terminate, unless extended, upon the earlier of October 13, 2028 or (b) the date on which MUFG's Economic Interest Percentage is less than 10%. The Amended Investor Agreement provided that the expiration date of the preemptive rights was April 13, 2026. The Eighth Amendment to Investor Agreement extended this expiration date to October 13, 2028.

The Eighth Amendment to Investor Agreement is filed as Exhibit 99.30 to this Amendment and is hereby incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

Rows (7) through (11) and (13) of the cover pages to this Amendment are hereby incorporated by reference. For purposes of calculating the percentages set forth on the cover pages of this Amendment, the number of shares outstanding is assumed to be 1,587,860,206 (which is the number of shares of Common Stock outstanding as of January 31, 2026, as reported by the Company in their Form 10-K for the year ended December 31, 2025 filed on February 19, 2026).

As of March 31, 2026, MUFG beneficially owns 377,085,167 shares of Common Stock.

In addition, MUFG may be deemed to be the beneficial owner of the Managed Shares. MUFG disclaims beneficial ownership of the Managed Shares, and the inclusion of the Managed Shares in this Amendment shall not be construed as an admission that MUFG is, for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of such shares.

The shares of Common Stock beneficially owned by MUFG (if MUFG is deemed to have beneficial ownership over the Managed Shares) represent approximately 23.95% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is restated as follows:

Subject to the right of clients to withdraw their assets, including the Managed Shares managed by MUFG's affiliates, MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it as indicated in rows (7) through (11) and (13) of the cover pages to this Amendment.
Transactions in the class effected during the past sixty days:
Item 5(c) is resated as follows:

Neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is restated as follows:

No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company's securities beneficially owned by MUFG, except that, if MUFG is deemed to have beneficial ownership of the Managed Shares, dividends and the proceeds from the sale of Managed Shares will be the property of the customers for whom such Managed Shares are managed.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated as follows:

Exhibit Description

99.1. Securities Purchase Agreement, dated September 29, 2008, First Amendment to the Securities Purchase Agreement, dated as of October 3, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, Second Amendment to the Securities Purchase Agreement, dated as of October 8, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley, and Third Amendment to the Securities Purchase Agreement, dated as of October 13, 2008 between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed on October 17, 2008).*
99.2. Amended Certificate of Designations of Preferences and Rights of the Series B Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K, filed on October 17, 2008).*
99.3. Certificate of Designations of Preferences and Rights of the Series C Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company's Form 8-K, filed on October 17, 2008).*
99.4. English translation of Loan Agreement (and Rider thereto), dated October 14, 2008 between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
99.5. Investor Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K, filed on October 17, 2008).*
99.6. Registration Rights Agreement, dated as of October 13, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K, filed on October 17, 2008).*
99.7. First Amendment to Investor Agreement, dated as of October 27, 2008, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.8. Letter Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.9. Series C Preferred Stock Repurchase Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.10. Letter Agreement, dated as of May 13, 2008, by and among Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. Incorporated.*
99.11. Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.12. Amendment to Letter Agreement, dated as of June 2, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.13. English translation of Loan Agreement, dated June 11, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
99.14. Integration and Investment Agreement, dated as of March 30, 2010, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.*
99.15. Transaction Agreement, dated April 21, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed on April 22, 2011).*
99.16. Amended and Restated Investor Agreement, dated June 30, 2011, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc. (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K, filed on June 30, 2011).*
99.17. Additional Commitments made by Mitsubishi UFJ Financial Group, Inc. to the Board of Governors of the Federal Reserve System, dated April 21, 2011.*
99.18. Third Amendment to Investor Agreement, dated October 3, 2013, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.19. Fourth Amendment to Investor Agreement, dated April 6, 2016, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.20. Sales Plan, dated April 18, 2018, between Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. LLC.*
99.21. Fifth Amendment to Investor Agreement dated October 4, 2018, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.22. List of transactions disclosed in Item 5(c) of Amendment No. 15.*
99.23. List of transactions disclosed in Item 6 of Amendment No. 15.*
99.24. List of transactions disclosed in Item 6 of Amendment No. 15.*
99.25. List of transactions disclosed in Item 6 of Amendment No. 15.*
99.26. List of transactions disclosed in Item 5(c) of Amendment No. 16.*
99.27. List of transactions disclosed in Item 5(c) of Amendment No. 16.*
99.28. Sixth Amendment to Investor Agreement dated April 13, 2021, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.29. Seventh Amendment to Investor Agreement dated October 13, 2023, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.*
99.30. Eighth Amendment to Investor Agreement dated April 13, 2026, between Morgan Stanley and Mitsubishi UFJ Financial Group, Inc.**

*Previously filed
**Filed herewith

## Signatures
- MITSUBISHI UFJ FINANCIAL GROUP, INC.: /s/ Satoshi Honda, Satoshi Honda, Managing Director (04/13/2026)